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                                                                    EXHIBIT 99.2

Internal Revenue Service                            Department of the Treasury

Index Number:     61.00-00, 61.03-00,               Washington, DC 20224
                  61.43-00, 451.0l-00

Robert A.N. Cudd                                    Person to Contact:
LeBoeuf, Lamb, Green & McRae, LLP                   Thomas M. Preston (50-05811)
125 West 55th Street                                Telephone Number:
New York, N.Y. 10019                                (202) 622-4443
                                                    Refer Reply To:
                                                    CC:FIP:2-PLR-113200-01
                                                    Date:

Legend
     Parent                 =     Conectiv
                                  EIN: 51-0377417
     Company                =     Atlantic City Electric Company
                                  EIN: 21-0398280
     SPE                    =     Atlantic City Electric Transition
                                    Funding LLC
     State A                =     New Jersey
     State B                =     Delaware
     Statute                =     Electric Discount and Energy
                                    Competition Act
     Agency                 =     New Jersey Board of Public Utilities
     Series A-l             =     Series 1999-l
     a                      =     2 billion
     b                      =     0.5
     c                      =     30

     Date A                 =     June 25, 200l


Dear Mr. Cudd:

     This letter is in reply to your letter dated February 28, 2001 asking the Internal Revenue Service to rule on the transaction described below.

                                      FACTS

     Parent is a State B corporation that is a registered holding company under the Public Utility Holding Company Act of 1935. Parent is the common parent of an affiliated group of corporations and files a consolidated return on behalf of the group.



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     The Company, a wholly owned subsidiary of Parent, is a calendar year taxpayer that uses the accrual method of accounting, and is an investor-owned electric utility in State A. Company generates, transmits, and distributes electricity to residential, commercial, and industrial customers within a designated territory. Company has the exclusive right to sell electricity at retail within its territory and is regulated by Agency and the Federal Energy Regulatory Commission.

     State A is deregulating its electric industry. As a result, Company's customers will be allowed to contract directly with alternative suppliers of electricity, and Company will compete with other parties to sell electricity.

     In a competitive market some of Company's generation facilities will have values substantially below their book value and some of its contracts to purchase electricity will be at rates above the market price. To enable Company to recover the net uneconomic portions of its prudently incurred costs of generation-related assets and obligations (Transition Costs), State A enacted Statute under which Company will be allowed to collect nonbypassable charges from consumers of electricity located in Company's territory. The charges will be based, in part, on the amount of electricity purchased by the consumer.

     Under Statute, a portion of Company's Transition Costs may be recovered by collecting separate, nonbypassable, usage-based charges called Transition Bond Charges (TBCs) and by issuing securities that will be secured by Company's right to collect the TBCs. The TBCs will be collected from consumers of electricity located in Company's territory. To obtain the authority to collect TBCs and to issue securities, Company must apply for a financing order from the Agency.

     Under a financing order, TBCs to be collected by Company will be generally based on the actual electricity usage of each affected consumer. Actual collection of TBCs will vary from expected collections due to a number of factors including power usage and delinquencies. The Financing Order will require the adjustment of the TBC charge at least annually. Under Statute, the right to collect TBCs is a separate property right (Bondable Transition Property).

                              PROPOSED TRANSACTION

     On Date A, Company applied to the Agency for a Financing Order authorizing the issuance of the Transition Bonds in an aggregate principal amount not to exceed $a. The Financing Order will authorize TBCs in an amount needed to service the Transition Bonds, pay transaction costs, and provide for credit enhancement. The Financing Order will create Bondable Transition Property in the right to collect the TBCs and will provide that the Bondable Transition Property may be assigned to a special purpose entity (SPE). The Statute provides procedures for assuring that the sale, assignment or other transfer of the Bondable Transition Property from the Company to the SPE will be perfected under State A law and the security interest granted by the SPE to the Bond Trustee (under the indenture pursuant to which the


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Transition Bonds are issued) in the Bondable Transition Property will be perfected under State A law.

     In a previously issued Summary Order, the Agency has also granted Company the authority to recover the federal income taxes and state corporate business taxes it will incur as it bills customers for TBCs. Company's tax liability will be collected under separate, non-bondable charges (Tax Charges).

     Company will form the SPE under State B law as a bankruptcy remote, limited liability company for the special purpose of effectuating the Proposed Transaction. The SPE will use the accrual method of accounting. Company will be the sole member of the SPE. The SPE will not elect to be treated as an association taxable as a corporation under section 301.7701-3(b)(1) of the Procedure and Administration Regulations. Company will contribute, as equity to the SPE, cash equal to b percent of the total issue price of the Transition Bonds.

     Pursuant to the Financing Order, Company will transfer the Bondable Transition Property to the SPE. The SPE will issue and sell Transition Bonds to investors not to exceed the aggregate principal amount of $a. The proceeds from the issuance of the Transition Bonds, net of issuance costs, will be transferred to Company in consideration for the Bondable Transition Property.

     The SPE may periodically issue Transition Bonds in one or more series which may consist of one or more classes in any series that differ, inter alia, as to interest rate, amortization of principal, and maturity date. The terms of all Transition Bonds of the same series will be identical, unless a series includes more that one class, in which case the terms of all Transition Bonds of the same class will be identical. Initially, the SPE will issue one series of Transition Bonds.

     The legal final maturity dates for the Transition Bonds may differ among series or classes within a series. Company expects that the longest term class of Transition Bonds in a series will have a legal final maturity date of no more than c years. Company has represented that none of the Transition Bonds the proceeds of which are used to buy down or buy out a non-utility generator contract or to refinance interim debt issued to effectuate any such buy down or buy out will have a scheduled amortization extending beyond the remaining term of any such non-utility generator contract.

     Interest on each series of Transition Bonds will accrue from the date of issuance and will be payable quarterly or semiannually. Principal payments will be scheduled to be made quarterly or semiannually. Within a series, the SPE will pay interest on Transition Bonds for all classes prior to paying principal on any class. If, on any payment date, amounts allocable to a series of Transition Bonds are not sufficient to pay interest due, principal legally due or principal scheduled on all of the outstanding Transition Bonds in a series, amounts available will be allocated within that series, in each case until paid in full, as follows: (i) payment of interest due on all of the outstanding Transition Bonds within that series, followed by (ii) payment of principal


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legally due on all of the outstanding Transition Bonds within that series, followed by (iii) payment of principal scheduled on all of the outstanding Transition Bonds within that series.

     Transition Bonds will not be secured by the assets of the Company, but rather, will be recourse to the SPE and will be collateralized by the Bondable Transition Property and the equity and assets of the SPE.

     Initially, Company will service the consumer accounts that are subject to the TBCs. Amounts collected by the Company will be deposited into its accounts and remitted at least monthly to a Collection Account maintained by the Bond Trustee. The Collection Account will include a General Subaccount into which the Bond Trustee will deposit amounts remitted by the Company. The General Subaccount will be divided into series subaccounts each having a Capital Subaccount, an Overcollateralization Subaccount and a Reserve Subaccount. All amounts in the Collection Account not allocated to any other subaccount will be allocated to the General Subaccount. TBC collections in excess of amounts necessary to pay interest and principal on the Transition Bonds, related fees and expenses of the SPE, replenish the Capital Subaccount up to the required capital level, and fund and maintain the Overcollateralization Subaccount up to its required level, will be allocated to the Reserve Subaccount.

     Investment income earned on amounts in the Collection Account may be used to pay debt service on the Transition Bonds and other related fees and expenses. The SPE will retain any amount of investment income remaining after Transition Bonds for all series have been fully paid and such amounts may be distributed by the SPE to the Company.

     The TBCs will be set to provide for recovery of the costs associated with billing and collecting the TBCs as well as for an excess amount (Overcollateralization Amount) that will eventually reach b percent of the original principal amount of the Transition Bonds. The Overcollateralization Amount will be collected approximately ratably over the expected term of the Transition Bonds.

     The Bond Trustee will allocate amounts in subaccounts for each series of Transition Bonds in the following order: (1) amounts owed to the Bond Trustee including legal fees and expenses (up to a capped amount); (2) fees for independent managers; (3) servicer fees; (4) administrator fees; (5) operating expenses of the SPE (up to a capped amount); (6) current and accrued but unpaid interest on Transition Bonds; (7) legally required principal payments on Transition Bonds; (8) scheduled principal payments on Transition Bonds; (9) payments of any amounts due under any hedge or swap agreements; (10) unpaid operating expenses and indemnity amounts of the SPE; (11) replenishment of the Capital Subaccount; (12) the Overcollateralization Subaccount; (13) release of investment earnings on the Capital Subaccount to the SPE; (14) payment of any remaining Bond Trustee expenses and indemnity amounts then owed; and (15) all remaining amounts to the Reserve Subaccount.


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     If the TBCs collected in any period are insufficient to satisfy the SPE's payment obligations on the Transition Bonds, the Bond Trustee may draw on amounts in the Reserve Subaccount, the Overcollateralization Subaccount, and finally, the Capital Subaccount to make necessary payments and transfers under the Indenture. To the extent that amounts in the Capital Subaccount or the Overcollateralization Subaccount are used to satisfy scheduled principal and interest payments, future TBCs will be adjusted to replenish those subaccounts. In addition, any funds in the Reserve Subaccount from prior payment dates will be used to replenish the Capital Subaccount and the Overcollateralization Subaccount.

     Investment income earned on amounts in the Collection Account also may be used to satisfy scheduled interest and principal payments on the Transition Bonds and to replenish the SPE's equity and the scheduled Overcollateralization Amount. Any excess revenues, up to an amount equal to the investment income on the Capital Subaccount, will be remitted to the SPE, which may distribute the earnings to Company.

     The Transition Bonds will provide for the following events of default: (1) a default in the payment of interest within five days after a payment is due;
(2) a default in the payment of outstanding principal as of the legal maturity date; (3) a default in the payment of the redemption price for any Transition Bond on the redemption date therefor; (4) a default in any covenant, representation or warranty of the SPE that continues for 30 days; and (5) specified events of bankruptcy of the SPE.

     If any default occurs and continues for any one series of Transition Bonds, the Bond Trustee or holders of a majority in principal amount of all series then outstanding may declare the principal of all series of the Transition Bonds to be immediately due and payable.

                                     ISSUES

     Does the issuance of the Financing Order authorizing the collection of the TBCs and the issuance of the Recovery Order authorizing the collection of the Tax Charges result in gross income to Company?

     Does the issuance of the Transition Bonds result in gross income to Company?

     Are the Transition Bonds obligations of Company?


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                                      LAW

     Section 61 of the Internal Revenue Code generally defines gross income as "income from whatever source derived", except as otherwise provided by law. Gross income includes income realized in any form, whether in money, property, or services. Section 1.61-1(a) of the Income Tax Regulations. This definition encompasses all "accessions to wealth, clearly realized, and over which the taxpayers have complete dominion." Commissioner v. Glenshaw Glass Co., 348 U.S. 426, 431 (1955), 1955-l C.B. 207.

     The right to collect the TBCs and the Tax Charges is of significant value in producing income for Company. Moreover, State A's action in making the TBC rights transferable has enhanced that value. Generally, the granting of a transferable right by the government does not cause the realization of income. Rev. Rul. 92-16, 1992-1 C.B. 15 (allocation of air emission rights by the Environmental Protection Agency does not cause a utility to realize gross income); Rev. Rul. 67-135, 1967-1 C.B. 20 (fair market value of an oil and gas lease obtained from the government through a lottery is not includable in income).

     The economic substance of a transaction generally governs its federal tax consequences. Gregory v. Helvering, 293 U.S. 465 (1935), XIV-1 C.B. 193. Affixing a label to an undertaking does not determine its character. Rev. Rul. 97-3, 1997-l C.B. 9. An instrument secured by property may be an obligation of the taxpayer or, alternatively, may be a disposition of the underlying property by the taxpayer. Cf. id. (the Small Business Administration is the primary obligor of certain guaranteed payment rights that are created under its participating security program).

                                  CONCLUSIONS

     Based on the facts as represented, we rule as follows:

     (1) The issuance of the Financing Order authorizing the collection of the TBCs and the issuance of the Recovery Order authorizing the collection of the Tax Charges will not result in gross income to Company.

     (2) The issuance of the Transition Bonds will not result in gross income to Company.

     (3) The Transition Bonds will be obligations of Company.

     Except as specifically ruled on above, no opinion is expressed or implied regarding the federal tax aspects of the transaction.

     This ruling is directed only to Company. Under section 6110(k)(3) of the Code, this ruling may not be used or cited as precedent.


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     A copy of this letter should be attached to the federal income tax return of Company for the taxable years that include the transaction described in this letter.

                                             Sincerely,
                                             /s/ William E. Coppersmith
                                             -----------------------------------
                                             William E. Coppersmith
                                             Chief, Branch 2
                                             Office of Associate
                                             Chief Counsel
                                             (Financial Institutions & Products)


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